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                                                               December 23, 1999

To Our Stockholders:

     On behalf of the Board of Directors of Pittway Corporation (the 'Company'), I am pleased to inform you that as of December 20, 1999, the Company entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Honeywell International Inc. and HII-2 Acquisition Corp. (the 'Acquisition Subsidiary'), its wholly owned subsidiary, pursuant to which the Acquisition Subsidiary today has commenced a cash tender offer (the 'Offer') to purchase all of the outstanding shares of Common Stock of the par value of $1.00 per share of the Company (the 'Common Stock') and all of the outstanding shares of Class A Stock of the par value of $1.00 per share of the Company (the 'Class A Stock,' and together with the Common Stock, the 'Shares') at $45.50 per Share, net to the seller in cash, without interest. Under the Merger Agreement, the Offer will be followed by a merger (the 'Merger') in which any remaining Shares will be converted into the right to receive $45.50 per Share in cash, without interest (except any Shares as to which the holder has properly exercised appraisal rights). Certain members of the Harris Family beneficially owning approximately 52.9% of the outstanding Common Stock and 18.4% of the outstanding Class A Stock have agreed to tender substantially all of their Shares in the Offer so long as the Merger Agreement has not been terminated.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND MERGER ARE FAIR AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS APPROVED THE OFFER AND MERGER; AND THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, William Blair & Company, L.L.C., that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9, enclosed also is the Acquisition Subsidiary's Offer to Purchase dated December 23, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your certificates representing Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          King Harris
                                          King Harris
                                          President and
                                          Chief Executive Officer